UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

CALLON PETROLEUM COMPANY

(Name of Issuer)

Common Stock

(Title of Class of Securities)

13123X102

(CUSIP Number)

May 26, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☑ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 13123X102

1.	Names of Reporting Persons. Brenham Capital Management, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 4,300,000
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 4,300,000
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,300,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.5% (1)
12.	Type of Reporting Person (See Instructions) PN, IA

(1)	Based upon 65,871,037 shares of common stock outstanding as of April 30, 2015, as disclosed in Callon Petroleum Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, that was filed by Callon Petroleum Company with the Securities and Exchange Commission on May 7, 2015.

CUSIP No. 13123X102

1.	Names of Reporting Persons. Brenham Management, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 4,300,000
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 4,300,000
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,300,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.5% (1)
12.	Type of Reporting Person (See Instructions) OO

(1)	Based upon 65,871,037 shares of common stock outstanding as of April 30, 2015, as disclosed in Callon Petroleum Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, that was filed by Callon Petroleum Company with the Securities and Exchange Commission on May 7, 2015.

CUSIP No. 13123X102

1.	Names of Reporting Persons. Brenham Master Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 4,300,000
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 4,300,000
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,300,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.5% (1)
12.	Type of Reporting Person (See Instructions) PN, HC

(1)	Based upon 65,871,037 shares of common stock outstanding as of April 30, 2015, as disclosed in Callon Petroleum Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, that was filed by Callon Petroleum Company with the Securities and Exchange Commission on May 7, 2015.

CUSIP No. 13123X102

1.	Names of Reporting Persons. John Labanowski
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 4,300,000
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 4,300,000
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,300,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.5% (1)
12.	Type of Reporting Person (See Instructions) IN, HC

(1)	Based upon 65,871,037 shares of common stock outstanding as of April 30, 2015, as disclosed in Callon Petroleum Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, that was filed by Callon Petroleum Company with the Securities and Exchange Commission on May 7, 2015.

Item 1.

(a)	Name of Issuer

Callon Petroleum Company

(b)	Address of Issuer’s Principal Executive Offices

200 North Canal Street

Natchez, MS 39120

Item 2.

(a)	Name of Person Filing

This statement is being jointly filed by and on behalf of each of Brenham Capital Management, L.P., Brenham Management, LLC, Brenham Master Fund, L.P. and John Labanowski. Brenham Master Fund, L.P. is the record and direct beneficial owner of the securities covered by this statement. Brenham Capital Management, L.P. serves as investment adviser to and managing general partner of, and may be deemed to beneficially own securities owned by, Brenham Master Fund, L.P. Brenham Management, LLC serves as general partner to, and may be deemed to beneficially own securities owned by, Brenham Capital Management, L.P. Mr. Labanowski is the manager and sole member of, and may be deemed to beneficially own securities owned by, Brenham Management, LLC.

Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.

Each reporting person may be deemed to be a member of a group with respect to the issuer or securities of the issuer for the purposes of Section 13(d) or 13(g) of the Act. Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the issuer or any securities of the issuer or (ii) a member of any group with respect to the issuer or any securities of the issuer.

(b)	Address of Principal Business Office or, if none, Residence

The address of the principal business office of each reporting person is 3963 Maple Avenue, Suite 290, Dallas, Texas 75219.

(c)	Citizenship

See Item 4 on the cover page(s) hereto.

(d)	Title of Class of Securities

Common Stock

(e)	CUSIP Number

13123X102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is:

(a)	☐	A broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	A bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	An insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	An investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d- 1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k)	☐	A group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:             .

Item 4.	Ownership.

(a)	Amount beneficially owned: See Item 9 on the cover page(s) hereto.

(b)	Percent of class: See Item 11 on the cover page(s) hereto.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See Item 5 on the cover page(s) hereto.

(ii)	Shared power to vote or to direct the vote: See Item 6 on the cover page(s) hereto.

(iii)	Sole power to dispose or to direct the disposition of: See Item 7 on the cover page(s) hereto.

(iv)	Shared power to dispose or to direct the disposition of: See Item 8 on the cover page(s) hereto.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 27, 2015	Brenham Capital Management, L.P.

	By:	Brenham Management, LLC.,
its General Partner

	By:	/s/ John Labanowski
	Name:	John Labanowski
	Title:	Manager

Brenham Management, LLC

	By:	/s/ John Labanowski
	Name:	John Labanowski
	Title:	Manager

Brenham Master Fund, L.P.

	By:	Brenham Capital Management, L.P.,
its Managing General Partner

	By:	Brenham Management, LLC.,
its General Partner

	By:	/s/ John Labanowski
	Name:	John Labanowski
	Title:	Manager

John Labanowski

	By:	/s/ John Labanowski
	Name:	John Labanowski

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Joint Filing Agreement (filed herewith).